                                                                    Exhibit 99.1

TRANSTEL S.A. COMPLETES SIEMENS TRANSACTION

          Cali, Colombia, January 31, 2001 - TRANSTEL S.A. today announced that on January 19, 2001 it completed a settlement agreement with Siemens A.G. and Siemens S.A. (collectively "Siemens") which resulted in the payment by Siemens to Transtel of $5.0 million. The settlement agreement related to delays and technical difficulties with certain wireless technology. The $5.0 million payment was applied to the $9.375 million interest payment which was due on November 1, 2000 on Transtel's 12 1/2% Senior Notes due 2007, with a principal amount of $150 million. Penalty interest began accruing at an additional 2% on the overdue installment of interest on November 1, 2000.

          Transtel is still endeavoring to secure the funds to pay the balance of the interest payment. Transtel has been in contact with certain noteholders regarding possible alternatives, including, without limitation, Transtel making periodic payments from cash flows from general operations to reduce the balance of the interest payment until such amount is paid in full. There can be no assurance that such discussions will result in a consensual resolution.

          Transtel is the largest private telephone company in Colombia, providing telephone services to both business and residential subscribers. Transtel currently owns and operates local telephone systems serving eight cities, with an aggregate population of approximately 3.1 million people, primarily located in the southwestern region of Colombia.

Contacts:
Guillermo Lopez
Transtel S.A.
(011 572) 680-8801

Kelly Keisling
Golin/Harris International
(212) 697-9191